June 9, 2015	WINGSTOP RESTAURANTS, INC. 5501 LBJ FREEWAY, 5TH FLOOR DALLAS, TX 75240 WINGSTOP.COM | @WINGSTOP MAIN: 972.686.6500 FAX: 972.686.6502

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

Re: Acceleration Request for Wingstop Inc.

Registration Statement on Form S-1(File No. 333- 203891)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wingstop Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on June 11, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WINGSTOP RESTAURANTS, INC.

5501 LBJ FREEWAY, 5TH FLOOR

DALLAS, TX 75240

WINGSTOP.COM | @WINGSTOP

MAIN: 972.686.6500

FAX: 972.686.6502

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Keith Townsend at King & Spalding LLP at (404) 572-3517.

Very truly yours, Wingstop Inc.

By:	/s/ Jay A. Young
Name:	Jay A. Young
Title:	General Counsel